ANGLO AMERICAN

04035068

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

7 April, 2004

SUPPL

RECEIVED JUN 03 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 187

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of listing dated 7 April 2004.

Yours faithfully
For ~~and on~~ behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

dw 6/30

Anglo American plc (the "Company")

Following the News Release dated 5 April 2004 announcing the acquisition of the remaining 30% minority interest in Frantschach AG, applications have been made to The UK Listing Authority and The London Stock Exchange for 8,181,998 ordinary shares of US$0.50 each to be admitted to the Official List and to be admitted to trading. Application will also be made for the new ordinary shares to be listed on the Johannesburg, Botswana, Namibia and Swiss stock exchanges. These shares will rank pari passu with the existing issued ordinary shares.

The 8,181,998 ordinary shares were allotted and issued in accordance with the terms of the Share Purchase Agreement relating to the above transaction.

Accordingly the total issued ordinary share capital of the Company is currently 1,491,491,850 ordinary shares of US$0.50 each.

N Jordan

Company Secretary

7 April 2004

Anglo American plc (the "Company")

Following the News Release dated 5 April 2004 announcing the acquisition of the remaining 30% minority interest in Frantschach AG, applications have been made to The UK Listing Authority and The London Stock Exchange for 8,181,998 ordinary shares of US$0.50 each to be admitted to the Official List and to be admitted to trading. Application will also be made for the new ordinary shares to be listed on the Johannesburg, Botswana, Namibia and Swiss stock exchanges. These shares will rank pari passu with the existing issued ordinary shares.

The 8,181,998 ordinary shares were allotted and issued in accordance with the terms of the Share Purchase Agreement relating to the above transaction.

Accordingly the total issued ordinary share capital of the Company is currently 1,491,491,850 ordinary shares of US$0.50 each.

N Jordan

Company Secretary

7 April 2004

Anglo American plc (the "Company")

Following the News Release dated 5 April 2004 announcing the acquisition of the remaining 30% minority interest in Frantschach AG, applications have been made to The UK Listing Authority and The London Stock Exchange for 8,181,998 ordinary shares of US$0.50 each to be admitted to the Official List and to be admitted to trading. Application will also be made for the new ordinary shares to be listed on the Johannesburg, Botswana, Namibia and Swiss stock exchanges. These shares will rank pari passu with the existing issued ordinary shares.

The 8,181,998 ordinary shares were allotted and issued in accordance with the terms of the Share Purchase Agreement relating to the above transaction.

Accordingly the total issued ordinary share capital of the Company is currently 1,491,491,850 ordinary shares of US$0.50 each.

N Jordan

Company Secretary

7 April 2004

Anglo American plc (the "Company")

Following the News Release dated 5 April 2004 announcing the acquisition of the remaining 30% minority interest in Frantschach AG, applications have been made to The UK Listing Authority and The London Stock Exchange for 8,181,998 ordinary shares of US$0.50 each to be admitted to the Official List and to be admitted to trading. Application will also be made for the new ordinary shares to be listed on the Johannesburg, Botswana, Namibia and Swiss stock exchanges. These shares will rank pari passu with the existing issued ordinary shares.

The 8,181,998 ordinary shares were allotted and issued in accordance with the terms of the Share Purchase Agreement relating to the above transaction.

Accordingly the total issued ordinary share capital of the Company is currently 1,491,491,850 ordinary shares of US$0.50 each.

N Jordan

Company Secretary

7 April 2004

ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

25 May, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of a Directors exercise of LTIP dated 25 May 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 24 May 2004, Mr AJ Trahar exercised Long Term Incentive Plan Options, originally granted in 2001, over ordinary shares of US$0.50 in the capital of the Company ("Shares"), and thereby acquired 42,983 Shares. Mr Trahar exercised this option for a nominal price of £1.00.

Accordingly, his beneficial interest rose by 42,983 Shares.

N Jordan
Company Secretary
25 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 24 May 2004, Mr AJ Trahar exercised Long Term Incentive Plan Options, originally granted in 2001, over ordinary shares of US$0.50 in the capital of the Company ("Shares"), and thereby acquired 42,983 Shares. Mr Trahar exercised this option for a nominal price of £1.00.

Accordingly, his beneficial interest rose by 42,983 Shares.

N Jordan
Company Secretary
25 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 24 May 2004, Mr AJ Trahar exercised Long Term Incentive Plan Options, originally granted in 2001, over ordinary shares of US$0.50 in the capital of the Company ("Shares"), and thereby acquired 42,983 Shares. Mr Trahar exercised this option for a nominal price of £1.00.

Accordingly, his beneficial interest rose by 42,983 Shares.

N Jordan
Company Secretary
25 May 2004

ANGLO AMERICAN PLC (the "Company")

DIRECTORS' INTERESTS

The Company announces that on 24 May 2004, Mr AJ Trahar exercised Long Term Incentive Plan Options, originally granted in 2001, over ordinary shares of US$0.50 in the capital of the Company ("Shares"), and thereby acquired 42,983 Shares. Mr Trahar exercised this option for a nominal price of £1.00.

Accordingly, his beneficial interest rose by 42,983 Shares.

N Jordan
Company Secretary
25 May 2004